Exhibit 99.36

PRESS RELEASE

Trading Symbol: SVM.TO	January 21, 2008

Silvercorp Discovers High Grade Polymetalic Mineralization At The Na-Bao Project, Qinghai, China

VANCOUVER, BRITISH COLUMBIA – January 21, 2008 - Silvercorp Metals Inc. ("Silvercorp" – SVM.TO) is pleased to provide an update on the establishment of Qinghai Found Mining Co. Ltd. ("Qinghai Found"), a Sino-foreign cooperative joint venture company to explore and develop the Na-Bao Polymetalic Project in the Qinghai Province, and an update on the preliminary exploration results for the Na-Bao Project.

All required government approvals and filings for the establishment of Qinghai Found have been obtained and completed, and a business license was issued to Qinghai Found in September 2007. Silvercorp will acquire an 82% interest in the Qinghai Found by funding exploration and development. Transferring of the three Na-Bao permits of about 320 square km in area (19 km by 16 km) into Qinghai Found from our Chinese partner has been approved by Chinese military, related city and provincial authorities. It is now waiting for the final approval from the Ministry of Land and Resources of China in Beijing.

The limited exploration program was carried out during July to October 2007 to test the mineralization at one of the several regional geochemical anomalies discovered by our Chinese partner, focusing on the area of about 35 square km (7 km by 5 km) at the middle and east portions of the three Na-Bao Exploration Permits. The program consisted of a total of 28 trenches for 13,380 cubic meters, geological mapping at 1:10,000 scale over an area of 30 square kilometres as well as a coincident geochemical soil survey over the 30 square kilometres. Grab samples during the geological mapping process were taken from surface gossans over 65 localities within the area of about 35 square km and their assay results demonstrate widespread lead (Pb), zinc (Zn), Copper (Cu) and Silver (Ag) polymetalic mineralization.

All 28 trenches are distributed within the area of 3 km on Northeast by 2 km on Northwest, where 21 of the 28 trenches have exposed zones of mineralization of either oxidized/weathered gossans materials or primary sulfides by channel sampling. Based on these trenches, three inter-joint mineralized structures, F3, F2 and F1, were identified. The F3 structure strikes along the near north-south orientation for over 3 kilometres. From north to south, Trenches TC9, TC8,TC7, TC5, TC4, TC1, and TC2 all intercepted the F3 structure over a 2 kilometre strike length, with intercepts at the TC5 and TC1 close to the true thickness. F2 structure is over 3 kilometre length but orientates in northeast direction. From northeast to southwest, trenches TC13, TC14, TC12, TC11, TC6, and TC17 intercepted the F2 structure, with intercept at the TC17 close to the true thickness. F1 structure extends along an east-west strike for over 2 kilometres. From east to west, trench TC21, TC18 and TC22 have intercepted the F1 structure. Some significant assays from the trenches and surface gossans grab samples include the following:

1.	Trench TC1 has intercepted F3 structure with two wide mineralization zones about 15 metres apart wide, Zone I, is a 20 metre wide zone of massive galena (lead sulfide) with average grades of 16.18% Pb and 45.9g/t Ag including 10 metres grading 30.61% Pb and 80.1g/t Ag. Zone II is oxidized/weathered (gossanous) materials of 43.5m wide grading 0.54% Pb, 1.53% Zn, and 20.1 g/t Ag.

2.	Trench TC8 has exposed 3.0m mineralization zone of primary sulfide along F3 structure with grades 20.99% Pb, 11.58% Zn and 45.7g/t Ag.

3.	Trench TC9 has intercepted 39m wide mineralization zone (gossans) grading 0.34% Pb and 2.51% Zn on the F3 structure.

4.	Trench 5 intercepted 114 m wide mineralization (gossans) grading 0.35% Pb and 0.62% Zn on the F3 structure

5.	Trench TC22 has intercepted 3.0m mineralization zone of gossans grading 6.64% Cu on F1 structure.

6.	Trench TC17 has intersected 40.5m wide mineralization zone (gossans) grading 1.44% Pb and 1.71% Zn on F2 structure.

7.	Grab samples outside the trenches also returned significant results: Sample D706H1 grades 1.07% Pb, 0.87% Zn, 9.05% Cu and 4,080 g/t Ag; Sample NB006 grades 0.33% Pb, 1.1% Zn, 7.03% Cu, and 1,537 g/t Ag; Sample DHPM1H1 grades 1.38% Pb, 0.76% Zn, 6.55% Cu and 3,640 g/t Ag; Sample DHPM1H2 grades 0.79% Pb, 0.78% Zn, 4.39% Cu, and 1,620 g/t Ag; Sample D718H1 grades 9.56% Pb, 36.38% Zn, and 298 g/t Ag, Sample NB002 grades 84.57% Pb 0.39% Zn and 172 g/t Ag.

Except the Zone I of the Trench TC1 and TC8, all other trenches only exposed oxidized/weathered materials (gossans) due to heavy overburden. These trench results indicate that multiple, wide mineralization zones of up to 114 m exist in this project area. The weighted average grades of assay results of selected trenches and their intervals are set out in the table below.

Trench	Mineralization Zone	Interval (m)	Pb %	Zn %	Cu %	Ag g/t
	Zone I: Weighted average grade	20.0	16.18	0.54	0.011	45.9
TC1	Including	10.0	30.61	0.15	0.008	80.1
	Zone II: Weighted average grade	43.5	0.54	1.53	0.01	20.1
TC2	Weighted average grade	15	0.65	1.46	0.126	60.7
TC4	Weighted average grade	10.0	0.44	7.90	0.034	6.2
	Zone I: Weighted average grade	38	0.17	0.47	0.003	1.0
TC5
	Zone II: Weighted average grade	114	0.35	0.62	0.004	4.9
TC6	Weighted average grade	1.5	1.13	0.11	0.017	46.8
TC7	Weighted average grade	3.0	0.06	4.65	0.002	0.05
TC8	Weighted average grade	3.0	20.99	11.58	0.009	45.7
	Zone I: Weighted average grade	28.5	0.38	3.23	0.014	3.7
	Zone II: Weighted average grade	12.0	0.18	0.43	0.027	1.7
TC9
	Zone III: Weighted average grade	12.0	0.15	0.27	0.064	5.2
	Zone IV: Weighted average grade	3.0	0.13	4.37	5.20	10.7
TC4	Weighted aaverage grade	10.0	0.44	7.90	0.034	6.2
	Zone I: Weighted average grade	4.0	0.06	0.08	0.338	126.1
TC11
	Zone II: Weighted average grade	2.0	0.01	0.01	0.12	45.1
	Zone I: Weighted average grade	3.0	0.58	1.36	0.008	13.5
TC12	Zone II:	1.5	0.01	0.02	0.14	66.45
	Zone III:	1.0	0.09	0.04	0.12	80.3
TC13	Weighted average grade	7.0	0.02	0.017	0.081	25.8
	Zone I: Weighted average grade	2.0	4.29	0.013	0.142	167.8
TC14	Zone II Weighted average grade	1.5	5.75	4.6	0.034	90.5
	Zone III: Weighted average grade	7.5	0.79	0.78	0.004	10.8
TC17	Weighted average grade	40.5	1.44	1.71	0.009	5.4
TC18	Weighted average grade	18.0	0.01	1.79	0.003	0.9
TC20	Weighted average grade	3.0	0.73	1.36	0.016	19.1
TC21	Weighted average grade	3.0	4.28	0.35	0.006	27.1
TC22	Weighted average grade	3.0	0.21	0.22	6.635	2.4

The assay results for Grab samples listed below.

Location	Sample	Pb %	Zn %	Cu %	Ag g/t
Current	D703H1	0.06	0.10	0.600	187.0
trench area	D706H1	1.07	0.87	9.050	4080.0
	D718H2	0.37	0.73	1.200	345.0
	D1009H1	0.84	0.80	0.100	37.1
	D1183H1	0.19	0.08	0.580	202.0
	D1184H1	1.69	0.71	0.026	72.8
	D1185H1	4.90	1.28	0.029	144.0

	D1186 H1	0.21	0.22	1.250	508.0
	D1198 H1	0.52	2.17	0.026	6.8
	D1205 H1	2.85	0.43	0.001	12.6
	D1208 H1	0.95	0.31	0.001	6.2
	D1210 H1	0.19	0.62	0.009	3.0
	D1658 H1	10.46	1.50	0.730	43.2
	D1665 H1	13.46	29.98	0.068	44.0
	D1668 H1	0.51	1.46	24.830	8.0
	D1668 H2	0.48	0.54	1.170	12.0
	D1681 H1	0.45	1.60	0.078	2.8
	NB001	12.18	13.62	0.010	31.9
	NB002	84.57	0.39	0.008	172.0
	NB003	1.68	1.72	0.008	4.5
	NB004	0.69	0.68	4.030	998.0
	NB005	0.96	6.93	0.066	35.6
	NB006	0.33	1.10	7.030	1537.0
	NB007	0.45	0.06	0.035	19.6
	NB008	0.79	1.15	0.460	8.3
	NB009	0.36	1.94	18.250	14.4
	NB010	2.27	3.85	0.059	32.4
Out of	DHPM1H1	1.38	0.76	6.550	3640.0
current	DHPM1H2	0.79	0.78	4.390	1620.0
trench area	D114H1	0.02	0.04	6.370	21.6
	D511H1	0.36	0.38	0.081	10.1
	D550H1	8.65	2.70	0.017	26.9
	D608H1	1.08	0.73	0.015	14.6
	D695H1	0.02	0.02	1.350	10.3
	D718H1	9.56	36.38	0.110	298.0
	D724H1	0.74	0.34	1.270	289.0
	D1110H1	2.89	0.63	0.014	26.6
	D1203H1	0.62	0.26	0.004	20.4
	D1203H1	12.21	0.08	0.450	273.0
	D691H1	0.04	0.08	0.170	63.1
	DHPM2H1	0.03	0.05	0.094	29.6
	DHPM2H2	1.57	2.85	5.600	400.0
	D1570H1	0.65	0.24	0.110	3.9
	D1579H1	0.37	0.15	0.001	1.8
	D1633H1	4.18	0.75	0.290	11.2
	D1636H1	0.38	0.41	0.026	26.6
	D1638H1	0.12	0.85	0.160	3.3

D1641H1	0.19	0.30	1.700	384.0
D1654H1	0.58	1.30	0.052	9.5

* D163 means No 163 grab site

A soil sampling survey with a grid 200m by 20m was completed, demonstrating very high geochemical background of Pb, Zn, Ag, Cd and Cu. A total of 8,723 soil samples were taken with average values of Pb 254.9 ppm and maximum 24,526.0 ppm; Zn 284.1 ppm and maximum 82,108.4 ppm; Ag 0.416 ppm and maximum 44.5 ppm; Cd 1.44 ppm and maximum 231 ppm and Cu 25.1ppm and maximum 1,198.6ppm.

Based on these encouraging preliminary exploration results, Qinghai Found has planned a significant exploration program for 2008, including 30,000 meters drilling, tunneling and metallurgical study with an intention to define a resource base that satisfies the Chinese government’s minimum requirement to apply for a mining permit for silver/lead/zinc mine, that is, 1,000 tonne per day mining/milling capacity with a mine life of 10 years.

Quality Control of Assay results
The samples were collected by QGS, a Qinghai Provincial government agency in charge of exploration of mineral resource in the Province, supervised by Qinghai Found. The samples were assayed in Qinghai Assay Center of Nonferrous Metals (ISO9001 certified), Qinghai Chaidamu Lab of Geological Exploration Team (ISO9001 certified) and Langfang Lab, Institute of Geophysical and Geochemical (IGGE-LAB, ISO9001 certified).

The sample preparation consists of drying, crushing, splitting of samples to 150 grams, then the samples are pulverized to 200 mesh. Silver, lead, zinc, and copper were analyzed by a 3-hour hot aqua regia digestion on 10-gram samples with an AA/ICP finish.

Mike, Hibbitts P.Geo., is the Qualified Person on the project under NI 43-101.

Announcement of Release Date for Third Quarter Results
Silvercorp will release its financial results for the 3rd quarter ended December 31, 2007 on Thursday, February 14, 2008 after market close.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining District, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Nao-Bao Polymetalic Project in Qinghai Province, China.

The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and

S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake any obligation to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.